UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

U.S. Concrete, Inc.

(Name of Issuer)

 Common Stock, $0.001 par value per share

(Title of Class of Securities)

90333L102

(CUSIP Number)

Whippoorwill Associates, Inc.

11 Martine Avenue

White Plains, New York 10606

Telephone: (914) 683-1002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90333L102
1.	Names of Reporting Persons Whippoorwill Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,813,438
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,813,438

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,813,438
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.91%*
14.	Type of Reporting Person (See Instructions) IA; CO

* Based on 13,453,524 shares of common stock outstanding as of May 9, 2013 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 10, 2013.

CUSIP No. 90333L102
1.	Names of Reporting Persons Shelley F. Greenhaus
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,813,438
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,813,438

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,813,438
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.91%*
14.	Type of Reporting Person (See Instructions) IN; HC

* Based on 13,453,524 shares of common stock outstanding as of May 9, 2013 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 10, 2013.

CUSIP No. 90333L102
1.	Names of Reporting Persons Steven K. Gendal
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,813,438
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,813,438

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,813,438
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.91%*
14.	Type of Reporting Person (See Instructions) IN; HC

* Based on 13,453,524 shares of common stock outstanding as of May 9, 2013 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 10, 2013.

The following constitutes Amendment No. 5 to the statement on Schedule 13D previously filed by the undersigned on January 3, 2012, as amended by Amendment No. 1 thereto filed on February 27, 2012, by Amendment No. 2 thereto filed on February 28, 2012, by Amendment No. 3 thereto filed on December 26, 2012, and by Amendment No. 4 thereto filed on March 22, 2013 (the “Schedule 13D”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated, and/or supplemented by information contained in this Amendment No. 5. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Common Shares covered by this statement were purchased in the ordinary course of business by the Accounts (as defined below) for an aggregate purchase price of $16,672,157.28. The source of funds for the purchases was assets of the Accounts available for investment.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) Based on 13,453,524 shares of common stock outstanding as of May 9, 2013 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 10, 2013, as of June 20, 2013, Whippoorwill is the beneficial owner of an aggregate of 2,813,438 Common Shares, representing 20.91% of the Common Shares.

The Common Shares disclosed herein as beneficially owned by Whippoorwill are held for the account of various funds and third party accounts (the “Accounts”) for which Whippoorwill has discretionary authority and acts as investment manager.

Each of Mr. Greenhaus, as President and Principal of Whippoorwill, and Mr. Gendal, as Principal of Whippoorwill, may be deemed to beneficially own all the Common Shares beneficially owned by Whippoorwill.

(b) See Items 7 through 10 of the cover page of the Schedule 13D for each Reporting Person.

(c) The transactions in the Issuer's securities by the Accounts during the 60 days prior to the filing of this Schedule 13D are listed in Exhibit B attached hereto and incorporated herein by reference.  The transactions were effected through one or more brokers in the market.

(d) The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported as beneficially owned by Whippoorwill. The following Accounts beneficially own more than 5% of the Common Shares: (1) WellPoint, Inc., an Indiana corporation, (2) Whippoorwill Distressed Opportunity Fund, L.P., a Delaware limited partnership; and (3) Whippoorwill Offshore Distressed Opportunity Fund, Ltd., a Cayman Islands exempted company limited by shares.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit A – Joint Filing Agreement (previously filed).

Exhibit B – Transactions in the Issuer’s Securities.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2013

WHIPPOORWILL ASSOCIATES, INC. By: /s/ Shelley F. Greenhaus Name: Shelley F. Greenhaus Title: President	Shelley F. Greenhaus /s/ Shelley F. Greenhaus	Steven K. Gendal /s/ Steven K. Gendal

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT B

TRANSACTIONS IN THE ISSUER’S SECURITIES

Set forth below is a list of the Reporting Persons' transactions in the Common Shares and Convertible Notes which have been effected in the past 60 days in the ordinary course of business.

Trade Date	Purchase or Sale	Quantity	Average Price per share
6/3/13	Purchase	6,734	$16.00
6/4/13	Purchase	22,904	$15.992
6/5/13	Purchase	21,117	$15.8794
6/6/13	Purchase	32,479	$15.95
6/7/13	Purchase	25,000	$15.997
6/10/13	Purchase	3,509	$15.85
6/11/13	Purchase	775	$15.5401
6/12/13	Purchase	16,959	$15.2857
6/18/13	Purchase	52,717	$15.7276
6/20/13	Purchase	18,427	$15.4281